PRODUCT SUPPLEMENT ROGRUSD-1 (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006)	Filed Pursuant to Rule 424(b)(2) File No. 333-132911

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Notes

Linked to the Rogers International Commodity Index® — Excess ReturnSM

— Merrill Lynch Calculated and

to the U.S. Dollar Index®

The Notes:

•

We may offer from time to time 100% Principal Protected Notes Linked to the Rogers International Commodity Index®— Excess ReturnSM—Merrill Lynch Calculated and to the U.S Dollar Index® (the “Notes”). The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. This product supplement describes some of the general terms that apply to the Notes and the general manner in which they may be offered and sold. When we offer the Notes, we will provide investors with one or more additional prospectus supplements (each of which may be called “term sheets”) which will describe the specific terms of that issue of Notes. Such term sheets will identify any additions or changes to the terms specified in this product supplement.

•

The Notes are designed for investors who are seeking exposure to a long position in the Rogers International Commodity Index®— Excess ReturnSM—Merrill Lynch Calculated (Bloomberg symbol “ROGRER <Index>“) (the “Commodity Component Index”) and a short position in the U.S. Dollar Index (Bloomberg symbol “DXY <Curncy>“) (the “Currency Component Index” and, together with the Commodity Component Index, the “Component Indices”) and who anticipate that the level of the Commodity Component Index will increase and the level of the Currency Component Index will decrease from the starting value of each Component Index on the pricing date to the ending value of each Component Index on the Valuation Date (as defined in this product supplement). Investors must also be willing to forego interest payments on the Notes.

•	100% principal protection on the maturity date.

•	There will be no payments on the Notes prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•

If provided for in the applicable term sheet, we may apply to have the Notes listed on a securities exchange or quotation system. If approval of such an application is granted, the Notes will be listed on the securities exchange or quotation system at the time of such approval. We make no representations, however, that any Notes will be listed or, if listed, will remain listed for the entire term of the Notes.

Payment on the maturity date:

•

The amount you receive on the maturity date per unit will be based upon the combined return of the Component Indices (the “Composite Return”), which reflects the direction of and percentage change in the value of a long position in the Commodity Component Index and a short position in the Currency Component Index. If the Composite Return:

•

is positive, on the maturity date you will receive a payment per unit equal to the original public offering price (the “Original Offering Price”) per unit plus a supplemental redemption amount (the “Supplemental Redemption Amount”) equal to the Original Offering Price multiplied by the Composite Return as leveraged by a participation rate. The actual participation rate will be set forth in the applicable term sheet relating to a specific issue of the Notes; or

•	is negative or zero, you will receive the Original Offering Price per unit.

•

As set forth in the applicable term sheet, an affiliate of ours will be our agent for purposes of determining, among other things, the Composite Return and calculating the Supplemental Redemption Amount, if any (in such capacity, the “Calculation Agent”).

Information included in this product supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-4 of this product supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this product supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this product supplement is October 25, 2007.

“Jim Rogers,” “James Beeland Rogers Jr.”, “Rogers,” “Rogers International Commodity Index® —Excess ReturnSM,” “Rogers International Commodity Index®—Total ReturnSM,” and “RICI®—Excess Return” are trademarks and service marks of, and “Rogers International Commodity Index” and “RICI” are registered trademarks and service marks of James Beeland Rogers, Jr. and are used subject to license. The names Jim Rogers/James Beeland Rogers, Jr. are trademarks and service marks of James Beeland Rogers, Jr. and are used subject to license.

U.S. Dollar Index® and USDX are trademarks and service marks of the Intercontinental Exchange, Inc., used under license.

Product Supplement ROGRUSD -1

Page
RISK FACTORS	PS-4
DESCRIPTION OF THE NOTES	PS-12
THE COMPONENT INDICES	PS-16
UNITED STATES FEDERAL INCOME TAXATION	PS-23
ERISA CONSIDERATIONS	PS-27
USE OF PROCEEDS AND HEDGING	PS-28
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-28
INDEX OF DEFINED TERMS	PS-29

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

Page
RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

Page
MERRILL LYNCH & CO., INC.	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

Page
WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

References in this product supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc.

References in this product supplement to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

This product supplement, together with the prospectus, the general prospectus supplement, the MTN prospectus supplement, and the term sheet which relates to a specific issue of Notes will be referred to herein, collectively, as the “prospectus.” You should rely only on the information contained or incorporated by reference in the prospectus. Neither we nor MLPF&S has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor MLPF&S is making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in the prospectus is accurate only as of the date on the front cover of the applicable term sheet.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement and the applicable term sheet or any other prospectus supplement relating to a specific issue of Notes before deciding whether an investment in the Notes is suitable for you.

You may not earn a return on your investment

If the Composite Return is negative or zero, the Supplemental Redemption Amount will be $0. This will be true even if the Composite Return was positive at some time during the term of the Notes but later falls to or below zero on the Valuation Date of the Notes. If the Supplemental Redemption Amount is $0, we will pay you only the Original Offering Pricing for your Notes.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on the Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to the Component Indices

In the ordinary course of their businesses, affiliates of ML&Co. may express views on expected movements in one or both of the Component Indices and these views may be communicated to clients of our affiliates in the ordinary course of their business. However, such views are subject to change from time to time. Moreover, other professionals who deal in markets related to a Component Index may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Component Indices from multiple sources and should not rely on the views expressed by affiliates of ML&Co.

The long and short positions in the Commodity Component Index and the Currency Component Index, respectively, will have a substantial effect on the Composite Return, and in turn, the value of the Notes

The Composite Return will reflect a long position in the Commodity Component Index and a short position in the Currency Component Index. The long position offers the potential for positive Composite Return due to increases in the value of the Commodity Component Index, but also entails a high degree of risk, including the risk of substantial decreases in the Composite Return if there are decreases in the value of the Commodity Component Index. In addition, as a result of the Currency Component Index, any increase in the value of the Currency Component Index will adversely affect the Composite Return, and may offset any gains in the Composite Return related to increases in the value of the Commodity Component Index. We cannot assure you of the direction of or percentage change in either Component Index from the Pricing Date to the Valuation Date.

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date

Unless otherwise provided in the applicable term sheet, the Notes will not be listed on any futures or securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our subsidiary, has indicated that it currently expects to bid for such Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. In addition, while we will describe in this product supplement and any related term sheet how you can calculate the Composite Return from publicly available information, we will not publish the Composite Return over the term of the Notes and this may limit the trading market for the Notes.

If the applicable term sheet provides that we will apply to have the Notes listed on a securities exchange and if approval of such application is granted, the Notes will be listed on such securities exchange at the time of such approval. We will make no representation, however, that the Notes will be listed on such securities exchange, or, if listed, will remain listed for the entire term of the Notes. In any event, you should be aware that the listing of the Notes on a securities exchange does not necessarily ensure that a trading market will develop for the Notes. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market.

The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the level of the Component Indices. If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until the stated maturity date. This may affect the price you receive.

If a market-maker (which may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This quoted price, or listed price in the case of listed Notes, could be higher or lower than the Original Offering Price. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the value of the Component Indices to which your Notes are linked and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the Original Offering Price. This is due to, among other things, the fact that the Original Offering Price included, and secondary market prices are likely to exclude, underwriting discounts paid with respect to, and the developing and hedging costs associated with, the Notes.

The changes in the value of one Component Index position may offset the other

Movements in the value of the Component Index positions may not correlate with each other. Even if the value of one of the Component Index positions increases, the value of the other Component Index position may not increase as much or may even decline in value. Therefore, in calculating the Composite Return on the Valuation Date, increases in the value of one of the Component Index positions may be moderated, or wholly offset, by lesser increases or declines in the value of the other Component Index position.

You cannot predict the future performance of any Component Index or the Composite Return, or whether increases in the values of any of the Component Index positions will be offset by decreases in the value of the other Component Index position, based on their historical performance.

The respective publishers of the Component Indices may adjust the Component Indices or any component of a Component Index in a way that affects its level, and these respective publishers have no obligation to consider your interests

Beeland Interests, Inc. and the Intercontinental Exchange, Inc. (“ICE”), the publishers of the Commodity Component Index and the Currency Component Index respectively (each an “Index Publisher”), can add, delete or substitute the components included in a Component Index or make other methodological changes that could change the value of such Component Index. You should realize that the changing of commodities, commodity futures or currencies included in a Component Index may affect such Component Index, as a newly added component may perform significantly better or worse than the component it replaces. Additionally, an Index Publisher may alter, discontinue or suspend calculation or dissemination of its Component Index. Any of these actions could adversely affect the value of the Notes. The Index Publishers have no obligation to consider your interests in calculating or revising its Component Index.

Ownership of the Notes does not entitle you to any rights with respect to any futures contracts or commodities tracked by the Commodity Component Index or the currencies tracked by the Currency Component Index

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to any of the commodities (the “ROGRER Index Commodities”) or commodity futures included in the Commodity Component Index (the “ROGRER Index Components”) or the currencies included in the Currency Component Index (the “DXY Index Components” and together with the “ROGRER Index Components”, the “Index Components”). ML&Co. will not invest in any of the ROGRER Index Commodities or ROGRER Index Components or in any of the DXY Index Components on behalf or for the benefit of holders of the Notes.

While the level of the Rogers International Commodity Index—Excess Return (the “RICI—Excess Return Index”) may be calculated by a number of different entities, the Notes are linked to the Commodity Component Index, which is the RICI—Excess Return Index as calculated by an affiliate of ML&Co.

The RICI—Excess Return Index may be calculated by a number of different entities; however, the Composite Return will depend on the direction of and percentage change in the level of the Commodity Component Index, which is the RICI—Excess Return Index calculated by an affiliate of ML&Co. ML&Co. does not control and has no responsibility for calculations of the RICI—Excess Return Index that may be made by entities other than its affiliate. While it is not expected that the levels of the RICI—Excess Return Index published by other entities will be different from the level of the Commodity Component Index, if there is a difference between such published levels, the level of the Commodity Component Index calculated by an affiliate of ML&Co. will be used to determine the Composite Return and the Supplemental Redemption Amount. Therefore, even if another entity publishes levels of the RICI—Excess Return Index prior to the maturity date that are higher than the levels calculated by an affiliate of ML&Co., the Composite Return and your payment on the maturity date will be based on the lower levels which were calculated by the affiliate of ML&Co.

References in this product supplement to “Commodity Component Index” are to the Rogers International Commodity Index—Excess Return—Merrill Lynch Calculated. All references to the “RICI—Excess Return Index” are to the Rogers International Commodity Index—Excess Return which may be calculated by a number of different entities.

The Commodity Component Index is a rolling index

The Commodity Component Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Commodity Component Index, as the exchange-traded futures contracts that comprise the Commodity Component Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”. There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead, these markets may trade in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Commodity Component Index have historically traded in contango markets. These “roll yields” could affect the level of the Commodity Component Index and, consequently, the value of the Notes.

The Notes include the risk of concentrated positions in one or more commodity sectors

The exchange-traded physical commodities underlying the futures contracts included in the Commodity Component Index from time to time are heavily concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors. For example, the initial weightings of the Commodity Component Index as announced by Beeland Interests, Inc. for approximately 44% of the component commodities on the Commodity Component Index are energy oriented, including 35% in crude oil contracts. Accordingly, a decline in value in such raw materials would adversely affect the performance of the Commodity Component Index. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Commodity Component Index to lessen or eliminate the concentration of existing energy contracts in the Commodity Component Index or to broaden the Commodity Component Index to account for such developments, the level of the Commodity Component Index and consequently the value of the Notes could decline.

The composition of the Commodity Component Index is controlled by James B. Rogers (“Rogers”) and changes may affect the value of the Notes and the amount you receive on the maturity date

The RICI—Excess Return Index is overseen and managed by a committee (the “RICI Committee”). Rogers chairs the RICI Committee and controls its decisions.

Rogers, through the RICI Committee, has a significant degree of discretion regarding the composition and management of the RICI—Excess Return Index including additions, deletions and the weightings of the ROGRER Index Components or ROGRER Index Commodities. Any of these factors could affect the Commodity Component Index and, therefore, could affect the amount payable on the Notes on the maturity date and the market value of the Notes prior to maturity. Rogers and the RICI Committee do not have any obligation to take the needs of any parties to transactions involving the Commodity Component Index, including the holders of the Notes, into consideration when reweighting or making any other changes to the Commodity Component Index.

Additionally, Rogers, individually or through an entity controlled by Rogers, actively trades commodities and/or futures contracts on physical commodities, including underlying commodities and/or futures contracts on physical commodities included in the Commodity Component Index, and over-the-counter contracts having values which are derived from or are related to such commodities. Rogers, individually or through an entity controlled by Rogers, also may actively trade and hedge the Commodity Component Index. With respect to any such activities, neither Rogers nor any of the entities controlled by Rogers has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time. It is possible that such trading and hedging activities, by any of these parties, will affect the level of the Index and therefore the market value of the Notes.

The Notes are not regulated by the CFTC

Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the “CFTC”) as a “commodity pool operator” (a “CPO”). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, ML&Co. will not be registered with the CFTC as a CPO and you will not benefit from the CFTC’s or any non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The Notes do not constitute investments by you or by ML&Co. on your behalf in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a “futures commission merchant” (“FCM”). ML&Co. is not registered with the CFTC as an FCM and you will not benefit from the CFTC’s or any other non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

Trading in the ROGRER Index Components can be volatile based on a number of factors that we cannot control

Trading in the ROGRER Index Components is speculative and can be extremely volatile. Market prices of the ROGRER Index Components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of the Commodity Component Index and the value of the Notes in varying ways, and different factors may cause the value of the ROGRER Index Components, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of the Notes

The commodity markets are subject to disruptions due to various factors, including the lack of liquidity in the markets and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. There can be no assurance that any such disruption or any other force majeure (such as an act of God, fire, flood, severe weather conditions, act of governmental authority, labor difficulty, etc.) will not have an adverse affect on the level of the Commodity Component Index or the manner in which it is calculated and therefore, the value of the Notes.

The return on the Notes will not be adjusted for changes in exchange rates that might affect the future contracts underlying the Commodity Component Index

Although some of the futures contracts which comprise the Commodity Component Index are traded in currencies other than U.S. dollars, and the Notes are denominated in U.S. dollars, the amount payable on the Notes at maturity will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies which the futures contracts comprising the Commodity Component Index are quoted.

The Commodity Component Index will include futures contracts on foreign exchanges that may be less regulated than U.S. markets

The Commodity Component Index will include futures contracts on physical commodities on exchanges located outside the United States. The RICI Committee currently has not established any limits on the percentages of the commodities, by weight, traded on a non-U.S. exchange that can be included in the Commodity Component Index; historically, such percentages have not exceeded 20%. The regulations of the CFTC do not apply to trading on foreign exchanges, and trading on foreign exchanges may involve different and greater risks than trading on United States exchanges. Certain foreign markets may be more susceptible to disruption than United States exchanges due to the lack of a government-regulated clearinghouse system. Trading on foreign exchanges also involves certain other risks that are not applicable to trading on United States exchanges. Those risks include: (a) exchange rate risk relative to the U.S. dollar; (b) exchange controls; (c) expropriation; (d) burdensome or confiscatory taxation; and (e) moratoriums, and political or diplomatic events. It will also likely be more costly and difficult for Rogers and the RICI Committee to enforce the laws or regulations of a foreign country or exchange, and it is possible that the foreign country or exchange may not have laws or regulations which adequately protect the rights and interests of investors in the Commodity Component Index.

The Notes are linked to the Rogers International Commodity Index®—Excess ReturnSM—Merrill Lynch Calculated, not the Rogers International Commodity Index®—Total ReturnSM

The Notes are linked to the Rogers International Commodity Index—Excess Return—Merrill Lynch Calculated not the Rogers International Commodity Index—Total Return. The Rogers International Commodity Index—Excess Return reflects returns that are potentially available through an unleveraged investment in the ROGRER Index Components. By comparison, the Rogers International Commodity Index—Total Return is a total return index which, in addition to reflecting the same returns of the Rogers International Commodity Index—Excess Return—Merrill Lynch Calculated, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the Notes are linked to the Rogers International Commodity Index—Excess Return—Merrill Lynch Calculated and not the Rogers International Commodity Index—Total Return, the return from an investment in the Notes will not reflect this total return feature.

The return on your Notes depends on the values of the DXY Index Components, which are affected by many complex factors outside of our control

The value of any currency, including the DXY Index Components, may be affected by complex political and economic factors. The exchange rate of each DXY Index Component is at any moment a result of the supply and demand for that currency relative to other currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each DXY Index Component, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, and other countries important to international trade and finance.

Foreign exchange rates either can be fixed by sovereign governments or they may be floating. Exchange rates of most economically developed nations and many developing nations are permitted to fluctuate in value relative to the United States dollar. However, governments sometimes do not allow their currencies to float freely in response to economic forces, as is the case with the Chinese renminbi (yuan). Governments, including those issuing the DXY Index Components, may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting any of the DXY Index Components specifically, or any other currency.

Even though currency trades around-the-clock, your Notes will not, and the prevailing market prices for your Notes may not reflect the underlying currency prices and rates

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the DXY Index Components are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the Composite Return used to calculate the Supplemental Redemption Amount, if any. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the Composite Return. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The value of the Composite Return is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the Composite Return. However, if you choose to sell your Notes when the Composite Return is positive, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the Composite Return will continue to fluctuate until the Valuation Date.

Changes in the volatility of the Component Indices are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Component Indices increases or decreases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase. If interest rates increase or decrease in markets related to the ROGRER Index Components, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the DXY Index Components and, in turn, the respective exchange rates, which may affect the level of the Currency Component Index and therefore, the trading value of the Notes.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the Composite Return. This difference will reflect a “time premium” due to expectations concerning the Composite Return during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the Composite Return, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the Composite Return will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Trading in the ROGRER Index Commodities, ROGRER Index Components and options on ROGRER Index Commodities and ROGRER Index Components by us and our affiliates may affect your return

Merrill Lynch Commodities, Inc., an affiliate of ours, and certain of our other affiliates will, from time to time, trade in some or all of the ROGRER Index Commodities on a spot and forward basis and other contracts and products in or related to the ROGRER Index Commodities (including futures contracts and options on futures contracts traded on futures exchanges in the United States and other countries, and commodity options and swaps). Also, we may issue or our affiliates may underwrite other financial instruments with returns indexed to the prices of the ROGRER Index Commodities or the ROGRER Index Components and derivative commodities. These trading and underwriting activities could affect the level of the Commodity Component Index in a manner that would be adverse to your investment in the Notes. With respect to any such activities, neither Merrill Lynch Commodities, Inc. nor any of our other affiliates has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time.

Potential conflicts of interest could arise

One of our subsidiaries may be our agent for the purposes of determining the Composite Return and the Supplemental Redemption Amount, if any. Under certain circumstances, our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of a Component Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of a Component Index. See the sections entitled “Description of the Notes—Adjustments to the Component Indices” and “Description of the Notes—Discontinuance of the Component Indices” in this product supplement. Our subsidiary is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we will control such subsidiary, potential conflicts of interest could arise.

In addition, one of our affiliates, Merrill Lynch, Pierce, Fenner & Smith Limited, is the Commodity Component Index Calculator. While the level of the RICI—Excess Return Index may be calculated by other entities, the Notes are linked to the level of the Commodity Component Index; that is, the RICI—Excess Return Index as calculated by our affiliate.

Because we control Merrill Lynch, Pierce, Fenner & Smith Limited, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C,” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as the trustee under such indenture. The Notes will mature on the date set forth in the applicable term sheet relating to a specific issue of Notes. Information included in this product supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a public offering price per unit as set forth in the applicable term sheet (the “Original Offering Price”). You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive the sum of the Original Offering Price per unit plus a Supplemental Redemption Amount per unit, if any, as provided below. If the Composite Return (as defined below) is zero or negative, you will be entitled to receive only the Original Offering Price per unit of the Notes. There will be no other payment of interest, periodic or otherwise, on the Notes.

Determination of the Supplemental Redemption Amount

The “Supplemental Redemption Amount” per unit will be determined by the Calculation Agent and will equal:

Original Offering Price x Participation Rate x Composite Return

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

The “Participation Rate” will be determined on the Pricing Date and will be set forth in the applicable term sheet.

The “Composite Return” will be determined by the Calculation Agent and will equal:

50%	(	ROGRER Ending Value – ROGRER Starting Value	)	+ 50%	(	DXY Starting Value – DXY Ending Value	)
		ROGRER Starting Value				DXY Starting Value

The “ROGRER Starting Value” will equal the closing level of the Commodity Component Index on the Pricing Date, as determined by the Calculation Agent.

The “ROGRER Ending Value” will equal the closing level of the Commodity Component Index on the Valuation Date, as set forth in the applicable term sheet (the “Valuation Date”), provided that if a Market Disruption Event occurs on that date, the ROGRER Ending Value will be determined according to the Market Disruption Calculation (as described below).

The “DXY Starting Value” will equal the level of the Currency Component Index at approximately 11 A.M. EST on the Pricing Date, as determined by the Calculation Agent.

The “DXY Ending Value” will equal the level of the Currency Component Index at approximately 11 A.M. EST on the Valuation Date, as determined by the Calculation Agent.

The value of the Currency Component Index used for the DXY Starting Value and the DXY Ending Value will be determined by the Calculation Agent using the currency weightings specified on Bloomberg page DXY <Curncy>, or any successor page, and the spot currency exchange rates (the “Exchange Rate”) on Reuters page WMRSPOT, or any successor page.

If the currency exchange rates are not so quoted on Reuters page WMRSPOT, or any substitute page thereto, then the Exchange Rates used to determine the Ending Value will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”). If the Noon Buying Rate is not announced on that date, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rates will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant date.

An “Index Business Day” means a day on which (1) the New York Stock Exchange (the “NYSE”), the American Stock Exchange and the Nasdaq Stock Market are open for trading (2) the Commodity Component Index or any successor thereto is calculated and published and (3) the Currency Component Index is calculated and published (as of approximately 11 A.M. EST).

A “Market Disruption Event” means one or more of the following events as determined by the Calculation Agent:

(1)	A material limitation, suspension, or disruption of trading in one or more ROGRER Index Components which results in a failure by the exchange on which each applicable ROGRER Index Component is traded to report an exchange published settlement price for such contract on the day on which such event occurs or any succeeding day on which it continues.

(2)	The exchange published settlement price for any ROGRER Index Component is a “limit price”, which means that the exchange published settlement price for such contract for a day has increased or decreased from the previous day’s exchange published settlement price by the maximum amount permitted under applicable exchange rules.

(3)	Failure by the applicable exchange or other price source to announce or publish the exchange published settlement price for any ROGRER Index Component.

(4)	A suspension of trading in one or more ROGRER Index Components, for which the trading does not resume at least ten (10) minutes prior to the scheduled or rescheduled closing time.

(5)	Any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging.”

In the event a Market Disruption Event has occurred on the Valuation Date, the ROGRER Ending Value will be determined by the Calculation Agent pursuant to the following “Market Disruption Calculation”:

(1)	With respect to each ROGRER Index Component, which is not affected by the Market Disruption Event, the Commodity Component Index level will be based on the exchange published settlement price on the Valuation Date.

(2)

With respect to each ROGRER Index Component which is affected by the Market Disruption Event, the Commodity Component Index level will be based on the exchange published settlement price of each such contract on the first day following the Valuation Date on which no Market

Disruption Event occurs with respect to such contract. In the event that a Market Disruption Event occurs with respect to any contract included in the Commodity Component Index on the Valuation Date and on each day to and including the second scheduled Index Business Day prior to maturity (the “Cut-Off Date”), the price of such contract used to determine the ROGRER Ending Value will be estimated by the Calculation Agent in a manner which the Calculation Agent considers commercially reasonable under the circumstances.

(3)	The Calculation Agent shall determine the Commodity Component Index level by reference to the exchange published settlement prices or other prices determined in clauses (1) and (2), above, using the then current method for calculating the Commodity Component Index. The exchange on which a futures contract included in the Commodity Component Index is traded for purposes of the foregoing definition means the exchange used to value such futures contract for the calculation of the Commodity Component Index.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Adjustments to the Component Indices

If at any time an Index Publisher makes a material change in the formula for or the method of calculating a Component Index, or in any other way materially modifies that Component Index so that the Component Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Component Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing value of the Component Index is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a commodity futures index, in the case of the Commodity Component Index, or a currency index, in the case of the Currency Component Index, comparable to such specific Component Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Component Index, as so adjusted. Accordingly, if the method of calculating a Component Index is modified so that the level of the Component Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust the Component Index in order to arrive at a level of the Component Index as if it had not been modified.

Discontinuance of the Component Indices

If an Index Publisher discontinues publication of a Component Index and such Index Publisher or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to that Component Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by the relevant Index Publisher or any other entity and calculate the Ending Value as described above under “—Payment on the Maturity Date”. Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that an Index Publisher discontinues publication of a Component Index and:

•	the Calculation Agent does not select a successor index; or

•	the successor index is not published on the Valuation Date, as applicable,

the Calculation Agent will compute a substitute level for the Component Index in accordance with the procedures last used to calculate the Component Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for a Component Index as described below, the successor index or level will be used as a substitute for that Component Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If an Index Publisher discontinues publication of the Component Index before the Valuation Date and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Composite Return; and

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were the Valuation Date. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which (i) the Component Indices or any successor index, if any, that have not been discontinued, are calculated and published, (ii) with respect to the Commodity Component Index, or any successor index, which have been discontinued, a day on which the exchanges quoting the commodities futures contracts used to calculate a substitute level for the Commodity Component Index following a discontinuance, as discussed above, are open for trading and (iii) a day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits.

Notwithstanding these alternative arrangements, discontinuance of the publication of a Component Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each Original Offering Price per unit, will be equal to the principal amount per unit and the Supplemental Redemption Amount per unit, if any, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE COMPONENT INDICES

The Commodity Component Index

All disclosures contained in this product supplement regarding the Commodity Component Index including its make-up, method of calculation and how components may be changed, are derived from information prepared by Beeland Interests, Inc. (“Beeland”). ML&Co. and MLPF&S have not independently verified the accuracy or completeness of such information.

Overview

The RICI—Excess Return Index is a composite, U.S. dollar-based, index created by James Beeland Rogers, Jr. (“Rogers”) on July 31, 1998. The RICI—Excess Return Index is maintained by Beeland Interests, Inc. Rogers and Beeland Interests, Inc. are not affiliated with ML&Co. ML&Co. did not participate in designing the RICI—Excess Return Index and will not participate in its maintenance. The level of the RICI—Excess Return Index is calculated by various entities, including an affiliate of ML&Co. Entities other than an affiliate of ML&Co. may continue to calculate levels of the RICI—Excess Return Index. The Commodity Component Index represents the level of the RICI—Excess Return Index as calculated by an affiliate of ML&Co. The Commodity Component Index is published on Bloomberg under the symbol “ROGRER <Index>“. Levels of the RICI—Excess Return Index as calculated by these other entities have other reference names and are published on Bloomberg under other symbols. The Notes are linked solely to the level of the Commodity Component Index, that is, the level of the RICI—Excess Return Index as calculated by a ML&Co. affiliate, and not by any other entity.

Rogers, individually or through an entity controlled by Rogers, actively trades commodities and/or futures contracts on physical commodities, including underlying commodities and/or futures contracts on physical commodities included in the RICI—Excess Return Index, and over-the-counter contracts having values which derive from or are related to such commodities. Rogers, individually or through an entity controlled by Rogers, also may actively trade and hedge the RICI—Excess Return Index. With respect to any such activities, neither Rogers nor any of the entities controlled by Rogers has any obligation to take the needs of the holders of Notes into consideration at any time. It is possible that such trading and hedging activities, by any of these parties, will affect the value of the RICI—Excess Return Index and therefore the market value of any series Notes linked to the RICI—Excess Return Index.

Below is a list of the futures contracts included in the RICI—Excess Return Index (the “RICI Index Components”), together with their respective symbols, exchanges, currencies and Initial Weightings (as defined below):

Contract	Symbol	Exchange	Currency	Initial Weighting*

Crude Oil	CL	NYMEX	USD	21.00%

IPE Brent Oil	CO	ICE	USD	14.00%

Wheat	W	CBOT	USD	7.00%

Corn	C	CBOT	USD	4.75%

Cotton	CT	NYCE	USD	4.05%

Aluminum	LMAH	LME	USD	4.00%

Copper	LMCA	LME	USD	4.00%

Gold	GC	COMEX	USD	3.00%

Natural Gas	NG	NYMEX	USD	3.00%

Soybeans	S	CBOT	USD	3.00%

RBOB Gasoline	XB	NYMEX	USD	3.00%

Coffee	KC	CSCE	USD	2.00%

Lead	LMPB	LME	USD	2.00%

Live Cattle	LC	CME	USD	2.00%

Silver	SI	COMEX	USD	2.00%

Soybean Oil	BO	CBOT	USD	2.00%

Sugar	SB	CSCE	USD	2.00%

Zinc	LMZS	LME	USD	2.00%

Heating Oil	HO	NYMEX	USD	1.80%

Platinum	PL	COMEX	USD	1.80%

IPE Gas Oil	QS	ICE	USD	1.20%

Cocoa	CC	CSCE	USD	1.00%

Lean Hogs	LH	CME	USD	1.00%

Lumber	LB	CME	USD	1.00%

Nickel	LMNI	LME	USD	1.00%

Rubber	JN	TOCOM	JPY	1.00%

Tin	LMSN	LME	USD	1.00%

Soybean Meal	SM	CBOT	USD	0.75%

Canola	RS	WCE	CAD	0.67%

Orange Juice	JO	NYCE	USD	0.66%

Azuki Beans	JE	TGE	JPY	0.50%

Oats	O	CBOT	USD	0.50%

Rice	RR	CBOT	USD	0.50%

Palladium	PA	COMEX	USD	0.30%

Barley	WA	WCE	CAD	0.27%

Greasy Wool	OL	SFE	AUS	0.25%

*	The weights shown above are the weights of each RICI Index Component set on April 5, 2007.

The RICI Committee

The RICI Committee formulates and enacts all business assessments and decisions regarding the calculation, composition and management of the RICI—Excess Return Index. Rogers chairs the RICI Committee and is the final arbiter of its decisions. Beside Rogers, representatives of the following parties are members of the RICI Committee: (1) UBS AG, (2) Daiwa Asset Management America, (3) Beeland Management Company,

(4) Diapason Commodities Management S.A, (5) ABN Amro Bank N.V. and (6) ML&Co. Exclusively, Rogers, as chairman of the committee, is authorized to designate new members of the committee, if necessary.

The RICI Committee usually meets once a year, during the month of December to consider changes in the components and weightings of the RICI—Excess Return Index for the following calendar year; however, such changes can be made at any time.

Index Composition

The Process

The contracts chosen for the basket of commodities that are included the RICI—Excess Return Index are required to fulfill the various conditions described below. Generally, the selection and weighting of the items in the RICI—Excess Return Index are reviewed annually by the RICI Committee, and weights for the next year are assigned every December. The composition of the RICI—Excess Return Index is modified only in rare occasions, in order to maintain investability and stability, and the composition of the RICI—Excess Return Index generally will not be changed unless severe circumstances in fact occur. Such “severe circumstances” may include (but are not restricted to):

•	continuous adverse trading conditions for a single contract (e.g., trading volume collapses); or

•	critical changes in the global consumption pattern (e.g., scientific breakthroughs that fundamentally alter consumption of a commodity).

To date, there have been few changes in the components of the RICI—Excess Return Index in the history of the RICI—Excess Return Index.

Exchanges and Non-Traded Items

All commodities included in the RICI—Excess Return Index must be publicly traded on recognized exchanges in order to ensure ease of tracking and verification. The 11 international exchanges currently recognized by the RICI Committee are:

1.	Chicago Mercantile Exchange (USA)

2.	Chicago Board of Trade (USA)

3.	New York Board of Trade (USA)

4.	New York Mercantile Exchange (USA)

5.	Winnipeg Commodity Exchange (Canada)

6.	Intercontinental Exchange (UK)

7.	London Metal Exchange (UK)

8.	Sydney Futures Exchange (Australia)

9.	Central Japan Commodity Exchange (Japan)

10.	The Tokyo Commodity Exchange (Japan)

11.	Tokyo Grain Exchange (Japan)

General Contract Eligibility

A commodity may be considered suitable for inclusion in the RICI—Excess Return Index if it plays a significant role in worldwide (developed and developing economies) consumption. “Worldwide consumption” is measured via tracking international import and export patterns, and domestic consumption environments of the world’s prime commodity consumers. Only raw materials that reflect the current state of international trade and commerce are eligible to be included in the RICI—Excess Return Index. Commodities that are merely linked to national consumption patterns will not be considered. The RICI—Excess Return Index is not related to any commodities production data.

Commodity Screening Process

Data of private and governmental providers concerning the world’s top consumed commodities is actively monitored and analyzed by the members of the RICI Committee throughout the year. In order to obtain the most accurate picture of international commodities consumption, a wide range of sources on commodities demand and supply is consulted. The findings of this research are then condensed into the different commodities contracts weightings included in the RICI—Excess Return Index. Sources on world’s commodity consumption data include:

•	Industrial Commodity Statistics Yearbook, United Nations (New York)

•	Commodity Trade Statistics Database, United Nations Statistics Division (New York)

•	Copper Bulletin Yearbook, International Copper Study Group (Lisbon)

•	Foreign Agricultural Service’s Production, Supply and Distribution Database, U.S. Department of Agriculture (Washington, D.C.)

•	Manufactured Fiber Review, Fiber Economics Bureau, Inc. (USA)

•	Monthly Bulletin, International Lead and Zinc Study Group (London)

•	Quarterly Bulletin of Cocoa Statistics, International Cocoa Organization (London)

•	Rubber Statistical Bulletin, International Rubber Study Group (London)

•	Statistical Bulletin Volumes, Arab Gulf Cooperation Council (GCC)

•	Sugar Yearbook, International Sugar Organization (ISO) (London)

•	World Agriculture Assessments of Intergovernmental Groups, Food & Agriculture Organization of the United Nations (Rome)

•	World Commodity Forecasts, Economist Intelligence Unit (London)

•	World Cotton Statistics, International Cotton Advisory Committee (Washington)

•	World Metals Statistics, World Bureau of Metal Statistics (London)

Contract Characteristics

In order to decide whether a specific commodity contract is actually investable, the RICI Committee screens the volume and liquidity data of international exchanges, published on a regular basis by the American Futures Industry Association (Washington D.C., United States). Additionally individual exchange data on contracts may also be included in the process.

If a commodity contract trades on more than one exchange, the most liquid contract globally, in terms of volume and open interest combined, is then selected for inclusion in the RICI—Excess Return Index, taking legal considerations into account. Beyond liquidity, the RICI Committee seeks to include the contract representing the highest quality grade of a specific commodity.

Index Weightings

Initial Weightings

The initial weightings of the futures contracts in the RICI—Excess Return Index for 2007 were set on April 5, 2007 and are set forth in the chart above (the “RICI Initial Weightings”).

Changes in Weights and/or Index Composition

As noted, the RICI Committee reviews the selection and weighting of the futures contracts in the RICI—Excess Return Index annually. Thus, weights are potentially reassigned during each month of December for the following year, if the RICI Committee so determines in its sole discretion that it is necessary.

Monthly Rolling of Contracts

All the futures contracts used to calculate the RICI—Excess Return Index, except for the contracts traded on the London Metal Exchange, are rolled each month pursuant to rules announced by Beeland Interests, Inc. For contracts on listed on the London Metal Exchange, three-month contracts are used and are rolled every three months. The RICI—Excess Return Index usually rolls over three days and the “roll period” usually starts on the day prior to the last RICI Business Day (as defined below) of the month and ends on the first RICI Business Day of the following month. On the last day of the roll period, the roll is completed unless the roll period is extended for a RICI—Excess Return Index component as a result of a market disruption event. Generally, if the next calendar month of a futures contract includes a first notice day, a delivery day or historical evidence that liquidity migrates to a next contract month during this period, then the next contract month is intended to be applied to calculate the RICI—Excess Return Index taking legal constraints into account. For example, at the end of November, the January Crude Oil contract is replaced by the February Crude Oil contract.

RICI Market Disruption Events

For purposes of contract rolling, a “RICI Market Disruption Event” is a closed business day for a commodity during the roll period or a day on which a commodity is scheduled to roll and in which at least one of the contracts involved in the roll for the commodity goes to limit up or limit down at least once during the last fifteen minutes of trading. If a RICI Market Disruption Event occurs for one or more commodities, the specific contracts involved are not rolled on that day. For those contracts, the roll weights remain identical to the value they had on the RICI Business Day immediately preceding the day on which the RICI Market Disruption Event occurred. The roll period will be extended for this or these particular commodities only until the next available business day upon which no RICI Market Disruption Event occurs for that or those commodities. If the contract is not involved in the roll, the RICI—Excess Return Index is calculated using the last trading price available on the applicable exchange. If after a period of five business days, no settlement price has been made available by the applicable exchange, the RICI Committee will determine, in good faith, the settlement prices necessary for the rolling of the contracts and for the calculation of the RICI—Excess Return Index.

A “RICI Business Day” is a day on which all United States based exchanges that list futures contracts included in the RICI—Excess Return Index are open for business (including half-day opening).

Rebalancing of the Index Components

The RICI—Excess Return Index is rebalanced monthly during each roll period towards the RICI Initial Weightings.

Data Source

The RICI—Excess Return Index calculation is based on the official commodity exchanges’ prices of the futures contracts used.

Exceptional Occurrences

If, for any reason, one of the components included in the RICI—Excess Return Index ceases to exist or its liquidity collapses to unacceptable levels, or any other similar event occurs with similar consequences, as determined at the discretion of the RICI Committee, the RICI Committee will call an exceptional meeting to assess the situation and decide on a replacement for this component or on a change in the weighting. For example, following the fall of the Malaysian ringgit in 1998, the liquidity of the Palm Oil futures contract on the Kuala Lumpur Commodity Exchange collapsed to a point where it became impossible to trade it. In that case, the RICI Committee called an exceptional meeting at which it was decided that the Palm Oil futures contract would be replaced by the Soybean Oil contract that trades on the Chicago Board of Trade, United States.

Reference Rates

The foreign exchange rates used to convert the value of the futures contracts denominated in its original currency into U.S. dollars are determined according to market standards and practices and is adjusted by a “CRY Factor”. The “CRY Factor” is the adjusting factor used in the foreign currency conversion and is either +1 or -1 depending on the currency.

License Agreement

Beeland Interests, Inc. and ML&Co. have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of a right to use indices owned by Beeland Interests, Inc. in connection with some securities, including the Notes.

Beeland Interests, Inc. is under no obligation to continue publishing the RICI—Excess Return Index. The Notes are not sponsored, endorsed, sold or promoted by Beeland Interests, Inc. No inference should be drawn from the information contained in this product supplement that Beeland Interests, Inc. makes any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general commodity market performance. Beeland Interests, Inc. has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining or composing the RICI—Excess Return Index. Beeland Interests, Inc. is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. Beeland Interests, Inc. has no obligation or liability in connection with the administration or marketing of the Notes.

The Notes are not sponsored, endorsed, sold or promoted by Beeland Interests, Inc. or James Beeland Rogers, Jr.

Neither Beeland Interests, Inc. nor James Beeland Rogers, Jr. makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this product supplement, or the advisability of investing in securities or commodities generally, or in the Notes or in futures particularly.

NEITHER BEELAND INTERESTS, INC. NOR ANY OF ITS AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE ROGERS INTERNATIONAL COMMODITY INDEX (“RICI”) OR ANY DATA INCLUDED THEREIN. SUCH PERSON SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RICI, ANY DATA INCLUDED THEREIN OR THE NOTES. NEITHER BEELAND INTERESTS, INC. NOR ANY OF ITS AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RICI, AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BEELAND INTERESTS, INC. OR ANY OF ITS AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Currency Component Index

All disclosures contained in this product supplement regarding the Currency Component Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by the ICE. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The Currency Component Index measures the exchange rates between the U.S. dollar and six major world currencies to provide a general indication of the international value of the U.S. dollar. As of the date of this product supplement, the 18 countries (the 13 countries of the Eurozone, Japan, the United Kingdom, Canada, Sweden and Switzerland) whose currencies are used to calculate the level of the Currency Component Index are the markets for the bulk of the United States’ international trade and have well-developed foreign exchange markets with exchange rates freely determined by the market participants.

The Currency Component Index measures the change in the following six currency exchange rates, weighted as indicated, against the U.S. dollar relative to a base period of March 1973 and a base value of 100.00:

Currency	Iso Code	Weighting
Canadian Dollar	CAD	9.1%
Swiss Franc	CHF	3.6%
European Union Euro	EUR	57.6%
British Pound	GBP	11.9%
Japanese Yen	JPY	13.6%
Swedish Krona	SEK	4.2%

Currencies and weights used in the calculation of the Currency Component Index are based on those used in the original Federal Reserve Board’s trade-weighted U.S. Dollar Index. The spot index value is disseminated by ICE to all leading market data services. Since the Currency Component Index is based only on indications of foreign exchange rate values, it may occasionally differ from a value calculated using other data sources.

The level of the Currency Component Index reflects the average value of the U.S. dollar relative to the 1973 base period. For example, a Currency Component Index level of 105.50 means that the U.S. dollar’s value has risen 5.50% against the other currencies in the Currency Component Index relative to the value of the U.S. dollar against those currencies, or their predecessor currencies in the Currency Component Index, in March 1973. March 1973 was chosen as the base period because the world’s major trading nations replaced the previous fixed-rate Bretton Woods regime and allowed their currencies to float freely against each other in March 1973.

License Agreement

ICE and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the U.S. Dollar Index, which is owned and published by ICE, in connection with certain securities, including the Notes. ML&Co. is an authorized sublicensee.

The license agreement between ICE and MLPF&S provides that the following language must be set forth in this product supplement:

NEITHER THE PUBLICATION OF THE USDX NOR THE LICENSING OF THE USDX TRADEMARKS BY ICE OR ITS AFFILIATES FOR USE IN CONNECTION WITH SECURITIES OR OTHER FINANCIAL PRODUCTS DERIVED FROM SUCH INDEX IN ANY WAY SUGGESTS OR IMPLIES A REPRESENTATION OR OPINION BY ICE OR ANY SUCH AFFILIATES AS TO THE ATTRACTIVENESS OF INVESTMENT IN ANY SECURITIES OR OTHER FINANCIAL PRODUCTS BASED UPON OR DERIVED FROM SUCH INDEX. ICE IS NOT THE ISSUER OF ANY SUCH SECURITIES OR OTHER FINANCIAL PRODUCTS AND MAKES NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO SUCH INDEX OR ANY DATA INCLUDED OR REFLECTED

THEREIN, NOR AS TO RESULTS TO BE OBTAINED BY ANY PERSON OR ANY ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED OR REFLECTED THEREIN.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co. As the law applicable to the United States federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. will be required to determine a projected payment schedule for the Notes. The projected payment schedule for the Notes will consist of payment on the stated maturity date of the Original Offering Price of the Notes and a projected amount for the Supplemental Redemption Amount (the “Projected Supplemental Redemption Amount”). This projected payment schedule will represent an estimated yield for the Notes. Notes having different stated maturity dates or offered at different times will have different projected payment schedules and estimated yields.

During the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at the applicable estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds such Note (regardless of such U.S. Holder’s regular method of tax accounting). The amount of interest that will be deemed to accrue in any accrual period will equal the product of the applicable estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes, a Note’s adjusted issue price will equal the Note’s issue price (i.e., the Original Offering Price), increased by the interest previously accrued on the Note. In the event that the actual Supplemental Redemption Amount, if any, exceeds the Projected Supplemental Redemption Amount, a U.S. Holder will be required to include the excess of the actual Supplemental Redemption Amount over the Projected Supplemental Redemption Amount in income as ordinary interest on the stated maturity date. Alternatively, in the event that the actual Supplemental Redemption Amount, if any, is less than the Projected Supplemental Redemption Amount, the excess of the Projected Supplemental Redemption Amount over the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the stated maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount in excess of the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing such a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to special rules providing for certain adjustments to the foregoing rules and such U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a Note prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes.

The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the Notes) will be determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero. The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the Notes, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes), will be set forth in the applicable term sheet. In addition, investors in the Notes may obtain the projected payment schedule and the estimated yield, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

Unrelated Business Taxable Income

Section 511 of the Internal Revenue Code of 1986, as amended (the “Code”), generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the amount due on the maturity date.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it will initially offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the applicable term sheet and it may offer the Notes to dealers at that price less a concession not in excess of the underwriting discount set forth on the cover of the applicable term sheet. After the initial public offering, the public offering price and concession may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-15
Calculation Agent	PS-1
Commodity Component Index	PS-1
Component Indices	PS-1
Composite Return	PS-1
CRY Factor	PS-21
Currency Component Index	PS-1
Cut-Off Date	PS-14
daily price fluctuation limits	PS-7
DXY Ending Value	PS-12
DXY Index Components	PS-5
DXY Starting Value	PS-12
Exchange Rate	PS-13
ICE	PS-5
Index Business Day	PS-13
Index Components	PS-5
Index Publisher	PS-5
limit price	PS-7
Market Disruption Calculation	PS-13
Market Disruption Event	PS-13
Noon Buying Rate	PS-13
Notes	PS-1
Original Offering Price	PS-1
Participation Rate	PS-12
Reference Banks	PS-13
RICI Business Day	PS-20
RICI Committee	PS-6
RICI—Excess Return Index	PS-6
RICI Index Components	PS-16
RICI Initial Weightings	PS-19
RICI Market Disruption Event	PS-19
Rogers	PS-6
ROGRER Index Commodities	PS-5
ROGRER Index Components	PS-5
ROGRER Ending Value	PS-12
ROGRER Starting Value	PS-12
Roll Period	PS-20
successor index	PS-14
Supplemental Redemption Amount	PS-1
Use of Proceeds	PS-29
Valuation Date	PS-12

Capitalized terms used in this product supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Notes

Linked to the Rogers International Commodity Index® — Excess ReturnSM

— Merrill Lynch Calculated and

to the U.S. Dollar Index®

PRODUCT SUPPLEMENT

Merrill Lynch & Co.

October 25, 2007